MORGAN, LEWIS & BOCKIUS LLP
ONE FEDERAL STREET
BOSTON, MASSACHUSETTS 02110

August 7, 2020

VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re: SEC Staff Sarbanes-Oxley Review of Filings by Aquila Funds

Ladies and Gentlemen:

This letter is to respond to comments we received from Mr. Chad Eskildsen of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) in connection with the Staff’s review of financial statements and other filings made by the Aquila Funds listed on Appendix A (each, a “Registrant”).  Following are the Staff’s comments and the Registrants’ responses thereto:

1.	Comment:	The Staff noted that the Registrants are using an old version of Form N-CSR for shareholder report filings and requested that the Registrants use the current form of Form N-CSR for future filings.
	Response:	The Registrants confirm that they will use the current form of Form N-CSR for future shareholder report filings.
2.	Comment:
The Staff noted that the Statement of Operations for each Fund notes an expense line item for Chief Compliance Officer (“CCO”) services.  The Staff requested that the Registrants explain why the Funds are paying such expense, noting that the CCO is an employee of the Funds’ Manager and that each Fund’s investment advisory agreement provides that the Manager shall pay all compensation of officers, and employees of the Fund who are affiliated persons of the Manager.  However, the Staff acknowledged that Note 3 to each Fund’s financial statements states that, under a compliance agreement with the Manager, the Manager is compensated by the Fund for Chief Compliance Officer related services provided to enable the Fund to comply with Rule 38a-1 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:
The Registrants note that, as disclosed in Note 3 to each Fund’s financial statements and as acknowledged by the Staff, each Fund has entered into a separate compliance agreement with the Manager.  Each compliance agreement addresses the provision of compliance services to the Fund in accordance with Rule 38a-1 under the 1940 Act, and provides that the Fund shall pay the Manager a fee for the compliance services provided under the agreement.  Such fee is disclosed in the line item to the Statement of Operations referenced by the Staff.  Going forward, the Registrants will change the line item and the Note to the financial statements to refer to payment for compliance services rather than Chief Compliance Officer services.  Compliance services are not provided to the Funds by the Manager under the Funds’ investment advisory agreements with the Manager.  Each Registrant confirms that it will file the applicable compliance agreement as an exhibit to its next annual update of its registration statement on Form N-1A.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,
/s/ Jeremy Kantrowitz
Jeremy Kantrowitz

Appendix A

Aquila Funds Reviewed

CIK	File No	Fund Name	Registrant Name	Date of Financial Statements Reviewed
S000009167	811-03578	Aquila Three Peaks High Income Fund	AQUILA FUNDS TRUST	12/31/2019
S000041644	811-03578	Aquila Three Peaks Opportunity Growth Fund	AQUILA FUNDS TRUST	12/31/2019
S000041641	811-04503	Aquila Churchill Tax-Free Fund of Kentucky	AQUILA MUNICIPAL TRUST	3/31/2020
S000041642	811-04503	Aquila Narragansett Tax-Free Income Fund	AQUILA MUNICIPAL TRUST	3/31/2020
S000041643	811-04503	Aquila Tax-Free Fund For Utah	AQUILA MUNICIPAL TRUST	3/31/2020
S000041640	811-04503	Aquila Tax-Free Fund of Colorado	AQUILA MUNICIPAL TRUST	3/31/2020
S000009132	811-04503	Aquila Tax-Free Trust of Arizona	AQUILA MUNICIPAL TRUST	3/31/2020
S000009154	811-02481	Capital Cash Management Trust	CAPITAL CASH MANAGEMENT TRUST	12/31/2019
S000006648	811-04626	Aquila Tax-Free Trust of Oregon	CASCADES TRUST	3/31/2020
S000009108	811-04084	Hawaiian Tax-Free Trust	HAWAIIAN TAX FREE TRUST	3/31/2020